Exhibit 99.1

VCIG Appoints Alex Chua as Executive Director and CEO of Singapore Office, Following Redesignation from Independent Director

Leadership Strengthening Advances VCIG’s Singapore Expansion Strategy

July 7, 2025 | Globe Newswire

KUALA LUMPUR, Malaysia, July 7, 2025 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”), a diversified global holding company with a strategic focus on AI & Robotics, Fintech, Cybersecurity, Renewable Energy, and Capital Market Consultancy, is pleased to announce the appointment of Mr. Alex S K Chua as Executive Director of VCIG and Chief Executive Officer of VCIG Singapore Office, effective July 7, 2025.

Mr. Chua has resigned from his role as Independent Director and has been redesignated as Executive Director of VCIG and CEO of VCIG’s Singapore office. This appointment represents a key step in strengthening VCIG’s leadership team and accelerating the company’s ongoing growth strategy in Singapore and the broader Southeast Asian region. Mr. Chua will oversee the Singapore operations and lead efforts to deepen the Company’s regional presence and partnerships.

Mr. Chua is a distinguished corporate finance executive and consultant with over 30 years of international finance and management experience. His career spans key global markets, including London, Beijing, Ho Chi Minh City, and Singapore, where he has held significant leadership roles. He currently serves as an Independent Non-Executive Director on the boards of three SGX-listed companies, and as a Non-Independent Non-Executive Director of another SGX-listed company, following his recent cessation as its Chief Financial Officer. Mr. Chua is also the Director of Lighthouse Business Consulting Pte. Ltd., a boutique business consulting firm he founded in 2017.

His professional credentials include Fellow Chartered Certified Accountant (FCCA), Certified Internal Auditor (CIA), Fellow Chartered Accountant of Singapore (FCA Singapore), Chartered Valuer and Appraiser (CVA), and Senior Accredited Director (SID-SRAD) with the Singapore Institute of Directors. He also holds a Master of Business Administration (MBA) and a Diploma of Imperial College (DIC) in Management from Imperial College London Business School, University of London. Mr. Chua is currently attending an AI and Business Technologies Programme at Nanyang Technological University, Singapore.

“We’re proud to have Alex take on a broader leadership role at this important stage of our expansion. His proven expertise and leadership will be critical in driving our growth and strengthening our footprint in Singapore and across Southeast Asia,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

About VCI Global Limited

VCI Global is a diversified global holding company with a strategic focus on AI & Robotics, Fintech, Cybersecurity, Renewable Energy, and Capital Market Consultancy. With a strong presence in Asia, Europe, and the United States, VCI Global is committed to driving technological innovation, sustainable growth, and financial excellence across multiple industries.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward- looking statements. Actual results could differ materially from those described in these forward- looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co

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